

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2011

Via Facsimile
Mr. Patrick de La Chevardière
Chief Financial Officer
Total S.A.
2 Place Jean Millier
La Défense 6
92400 Courbevoie, France

      Re: **Total S.A.**
               Form 20-F for Fiscal Year Ended December 31, 2010
               Filed March 28, 2011
               Response Letter Dated November 14, 2011
               File No. 001-10888

Dear Mr. de La Chevardière:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Brad Skinner

               Brad Skinner
               Senior Assistant Chief Accountant